Exhibit 21.1 List of Subsidiaries as of December 31, 2009

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

Yili Carborundum USA, Inc.	Delaware, U.S.A.	100% owned by Master Silicon Carbide Industries, Inc.

C3 Capital Limited	British Virgin Islands	100% owned by Yili Carborundum USA, Inc.

Yili Master Carborundum Production Co., Ltd.	China	100% owned by C3 Capital, Limited